Exhibit 99.3

DEFSEC Technologies Strengthens Board with New Appointment and Provides Shareholder Meeting Update

OTTAWA, ON January 23, 2026 – DEFSEC Technologies Inc. (TSXV: DFSC and DFSC.WT.U; NASDAQ: DFSC and DFSCW) ("DEFSEC" or the "Company") is pleased to announce that it has augmented its board team with a strong new appointment.

Niel Marotta has been appointed as a member of the board, effective January 23, 2026. He brings extensive capital markets experience with emerging companies, and currently serves as Chief Executive Officer of Sun Summit Minerals Corp. (SMN.v). Niel is an accomplished executive with an exceptional track record of leadership, investment expertise, and entrepreneurial success. Prior to joining Sun Summit Minerals, he was a top-performing fund manager at Fidelity Management and Research Company (FMR Co.) in Boston, where he managed over $1 billion across multiple industries, including the Fidelity Select Gold Portfolio, a precious metals equity focussed fund. Mr. Marotta also served as Vice President of Orezone Resources, playing a key role in its $350 million acquisition by Iamgold in 2009. He has worked as an investment banker and entrepreneur and has been involved with financings and M&A transactions exceeding $1 billion. He was also the co-founder and CEO of Indiva Limited. Mr. Marotta holds a Bachelor of Commerce with Distinction from McGill University.

"We're delighted to welcome Niel to the DEFSEC team," said Sean Homuth, President and CEO. "Fiscal 2025 was a year of very strong growth in revenue momentum and we anticipate continued growth through Fiscal 2026, making this the right time to add exceptional talent and capacity for the many opportunities ahead."

Amended Management Information Circular

The Company previously filed a management information circular dated January 5, 2026 (the "Original Circular") and form of proxy (the "Original Proxy") in connection with its annual and special meeting of shareholders (the "Meeting") to be held on February 12, 2026. As a result of the recent addition of Mr. Marotta to the board of directors as noted above, the Company will be filing an amended and restated notice of the annual and special meeting of shareholders, to be held on February 19, 2026, and a related amended and restated management information circular (the "Amended Circular") and form of proxy (the "Amended Proxy").

The Amended Circular replaces and supersedes the Original Circular, to reflect: (i) the increase in the number of directors to be fixed from six (6) to seven (7); (ii) the addition of Niel Marotta as a director nominee; (iii) the treatment of completed and received proxies prior to the date hereof; and (iv) the change of the Meeting date to February 19, 2026. The Amended Circular is unchanged in all other respects, including the original record date of January 2, 2026.

Original Proxies provided in connection with the Original Circular that have already been completed and returned will remain valid. Any Original Proxy received from a shareholder shall be used, pursuant to the discretionary authority conferred by the form of proxy, to vote: (i) "FOR" the number of directors of the Company to be set at seven (7); and (ii) "FOR" the election of Niel Marotta as a director of the Company. Shareholders do not need to complete the Amended Proxy unless they wish to vote "AGAINST" or "WITHHOLD", as applicable, on either of these resolutions. If shareholders wish to vote "AGAINST" or "WITHHOLD", as applicable, on either of these resolutions, they may do so by filing the Amended Proxy as discussed and enclosed in the Amended Circular. Any completed and returned Amended Proxy shall automatically supersede and revoke the Original Proxy.

For further information, please contact:

Jennifer Welsh, Chief Financial Officer and Chief Compliance Officer
welsh@defsectec.com

Sean Homuth, President and Chief Executive Officer
homuth@defsectec.com

Jason Frame, Investor Relations
+1 (587) 225-2599
frame@defsectec.com

About DEFSEC

DEFSEC (TSXV: DFSC) (TSXV: DFSC.WT.U) (NASDAQ: DFSC) (NASDAQ: DFSCSW) (FSE: 62UA) develops and commercializes breakthrough next-generation tactical systems for military and security forces. The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other DEFSEC products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK. The company also has a new proprietary non-lethal product line branded PARA SHOTTM with applications across all segments of the non-lethal market, including law enforcement. The Company is headquartered in Ottawa, Canada, with a representative office in London, UK.

For more information, please visit https://www.defsectec.com

Forward-Looking Statements

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of terms and phrases such as "may", "would", "should", "could", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe", or "continue", the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking statements contain these terms and phrases. Forward-looking statements are provided for the purpose of assisting the reader in understanding us, our business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore the reader is cautioned that such information may not be appropriate for other purposes. Such forward-looking statements are based on the current expectations of DEFSEC's management and are based on assumptions and subject to risks and uncertainties. Forward-looking statements included in this include, but are not limited to: management's belief of sufficiency of available financial resources to support forecasted activities in 2026 based on cash on hand, anticipated revenue streams and planned expenditures in the fiscal year, subject to execution of the Company's operating plan and other factors described in its public filings; and forecasted revenue growth in future financial periods of the Company;

Although DEFSEC's management believes that the assumptions underlying such forward-looking statements are reasonable, they may prove to be incorrect. The forward-looking statements discussed in this news release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting DEFSEC, including DEFSEC's inability to execute on its current operating plan and/or forecasted activities in upcoming financial periods of the Company; general economic and stock market conditions; a stagnation or decrease in North American defense and public safety spending, adverse industry events; future legislative and regulatory developments in Canada, the United States and elsewhere; the inability of DEFSEC to implement and execute its business strategies; risks and uncertainties detailed from time to time in DEFSEC's filings with the Canadian Security Administrators and the United States Securities and Exchange Commission; and many other factors beyond the control of DEFSEC. Although DEFSEC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and DEFSEC undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.